EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that is contained in Exhibit 99.D to the Republic of Argentina’s (the “Republic” or “Argentina”) annual report on Form 18-K, for the year ended December 31, 2018 (the “Annual Report”). References in this Exhibit 1 to Amendment No. 4 to the Annual Report (the “Amendment”) to headings not contained herein shall be to the corresponding headings included in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. As reflected in the Settlement Proposal, the Republic values claims for calculation of the payment amount for purposes of the Settlement Proposal through the so-called “standard option” (“payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest”) or through the so-called pari passu option (“payment equal to the full amount of money judgment or an accrued claim value less a specified discount”). All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates and Exchange Controls

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
April 2020	66.84	64.53	65.76	66.84
May 2020	68.54	66.93	67.73	68.54
June 2020	70.46	68.63	69.54	70.46

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of June 30, 2020, the peso-dollar reference exchange rate was 70.46 to U.S.$1.00, compared to 68.63 to U.S.$1.00 on June 1, 2020.

THE ARGENTINE ECONOMY

Measures Designed to Address the COVID-19 Outbreak

As of the date of this Amendment, Argentina had in excess of 67,197 confirmed cases of coronavirus, of which over 1,363 were fatal. To date, Argentina has adopted various measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Argentine health service facilities and mitigating the effects on the economy. See “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in amendment No. 2 to the Annual Report. Most recently, Argentina adopted the following measures (in chronological order):

•

April 16—24, 2020: imposition of maximum prices for face masks, thermometers and sanitizers; a 30-day extension of price freezes for certain essential products such as food, personal care, medicines and medical products; a broadening of previously announced stimulus measures to limit the effects of the COVID-19 outbreak on the economy (see “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in amendment No. 2 to the Annual Report), such as (a) the inclusion of companies with more than 800 employees as beneficiaries of such measures, (b) zero-interest rate credit lines to self-employed individuals, (c) a supplemental wage to private sector employees (50% of which will be borne by the Government) and (d) an increase in the amount of unemployment benefits, which range between Ps.6,000 and Ps.10,000; and changes to the framework applicable to the procurement of goods and services by the Government, including the regulation of public bidding process relating to goods and services acquired to address the COVID-19 pandemic with the aim of fostering the participation of potential bidders.

•

April 25—May 24, 2020: an extension of the nation-wide lockdown and the closure of Argentine borders while enabling provincial authorities to relax the lockdown in certain cases; a temporary suspension in the payment of installments on credit lines granted by ANSES; an extraordinary payment to beneficiaries of the “Tarjeta Alimentar” equal to Ps.4,000 for families with a single child and Ps.6,000 for families with two or more children; an extension until June 30, 2020 of (i) the suspension of fines and the closure and disqualification of bank accounts due to the rejection of checks for lack of funds and (ii) maximum prices for certain essential goods such as food, personal care, medicines and medical products; a 60-day extension on the prohibition of unjustified employment dismissals and suspensions; and price freezes until August 31, 2020 on fixed telephony, mobile telephony, Internet and cable television services.

•

May 25—July 1, 2020: tightening of the mandatory lockdown in the City of Buenos Aires and the Province of Buenos Aires between July 1 and 17, 2020; an extension until August 31, 2020 of the unemployment insurance expiring between May 1 and July 31, 2020, and an additional one-time Ps.10,000 cash payment which will be granted to approximately 9,000,000 unemployed persons and persons employed informally, among other socially vulnerable persons; a 60-day extension of the ability to furlough employees temporarily, provided that at least 75% of the net salary of such employees is paid; and a 180-day extension of the double compensation for unjustified employment dismissals.

Gross Domestic Product and Structure of the Economy

The preliminary estimates of the Ministry of Economy estimate that GDP will contract by 6.5% in 2020, and that the primary fiscal deficit of the central government for the year will total at 3.1% of GDP.

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

Evolution of GDP and Per Capita GDP

(at current prices)(1)

	For the 12-month period ended March 31,
	2019	2020
GDP (in millions of pesos)(2)	Ps.15,835,956	Ps.23,432,303
GDP (in millions of U.S. dollars)(2)	U.S.$481,309	U.S.$435,413
Per capita GDP(2)	U.S.$10,790	U.S.$9,666
Peso / U.S. dollar exchange rate(3)	32.90	53.82

(1)	Preliminary data.
(2)	GDP figures in this table are expressed in nominal terms.
(3)	Average nominal exchange rate for the 12-month period ending March 31, 2019 and March 31, 2020.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	Three months ended March 31,
	2019	2020
Consumption:
Public sector consumption	91,549	90,931
Private consumption	503,580	470,507

Total consumption	595,129	561,438
Gross investment	114,273	93,309
Exports of goods and services	145,061	138,285
Imports of goods and services	168,561	141,615

Net exports/(imports)	(23,500)	(3,330)
Inventory provision	(18,531)	(19,819)

Valuable Objects	—	—
Statistical discrepancy	(1,900)	(2,200)
Real GDP	665,471	629,398

Source: INDEC and Ministry of Economy.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	Three months ended March 31,
	2019	2020
Consumption:
Public sector consumption	13.8%	14.4%
Private consumption	75.7%	74.8%

Total consumption	89.4%	89.2%
Gross investment	17.2%	14.8%
Exports of goods and services	21.8%	22.0%
Imports of goods and services	25.3%	22.5%

Net exports/(imports)	(3.5)%	(0.5)%
Inventory provision	(2.8)%	(3.1)%

Valuable Objects	0.0%	0.0%
Statistical discrepancy	(0.3)%	(0.3)%
Real GDP	100.0%	100.0%

Source: INDEC and Ministry of Economy.

In the three months ended March 31, 2020, Argentina’s real GDP contracted by 5.4% compared to the same period in 2019. Real GDP contraction was primarily driven by a 5.7% decrease in total consumption and an 18.3% decrease in investment. Imports of goods and services decreased in real terms by 16% and exports by 4.7% in the same period. As of the date of this Amendment, INDEC has not published real GDP information for the six-month period ended June 30, 2020, but given the COVID-19 outbreak and its impact in the Argentine economy, Argentina estimates that real GDP has contracted significantly during such period. See “—Measures Designed to Address the COVID-19 Outbreak” in this Amendment and “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in amendment No. 2 to the Annual Report.

The following tables sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	Three months ended March 31,
	2019	2020
Primary production:
Agriculture, livestock, fisheries and forestry	42,663	39,473
Mining and extractives (including petroleum and gas)	20,903	20,975

Total primary production	63,566	60,447
Secondary production:
Manufacturing	99,059	92,632
Construction	21,758	17,239
Electricity, gas and water	12,207	12,670

Total secondary production	133,024	122,541
Services:
Transportation, storage and communications	55,762	52,738
Trade, hotels and restaurants	93,154	86,693
Financial, real estate, business and rental services	98,853	95,852
Public administration, education, health, social and personal services	101,658	99,886
Domestic services(1)	4,556	4,438

Total services	353,983	339,607
Plus import duties less adjustment for banking service(2)	114,898	106,803

Total real GDP	665,471	629,398

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private drivers.
(2)

Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of Economy.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	Three months ended March 31,
	2019	2020
Primary production:
Agriculture, livestock, fisheries and forestry	6.4%	6.3%
Mining and extractives (including petroleum and gas)	3.1%	3.3%

Total primary production	9.6%	9.6%
Secondary production:
Manufacturing	14.9%	14.7%
Construction	3.3%	2.7%
Electricity, gas and water	1.8%	2.0%

Total secondary production	20.0%	19.5%
Services:
Transportation, storage and communication	8.4%	8.4%
Trade, hotels and restaurants	14.0%	13.8%
Financial, real estate, business and rental services	14.9%	15.2%
Public administration, education, health, social and personal services	15.3%	15.9%
Domestic services(1)	0.7%	0.7%

Total services	53.2%	54.0%
Plus import duties less adjustment for banking service(2)	17.3%	17.0%

Total real GDP	100%	100%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Economy.

Real GDP Growth by Sector

(% change from same period in 2019, at constant 2004 prices)

Three months ended March 31, 2020
Primary production:
Agriculture, livestock, fisheries and forestry	(7.5)%
Mining and extractives (including petroleum and gas)	0.3%
Total primary production	(4.9)%

Secondary production:
Manufacturing	(6.5)%
Construction	(20.8)%
Electricity, gas and water	3.8%

Total secondary production	(7.9)%
Services:
Transportation, storage and communication	(5.4)%
Trade, hotels and restaurants	(6.9)%
Financial, real estate, business and rental services	(3.0)%
Public administration, education, health, social and personal services	(1.7)%
Domestic services(1)	(2.6)%

Total services	(4.1)%
Plus import duties less adjustment for banking service(2)	(7.0)%

Total real GDP	(5.4)%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Economy.

Primary Production

In the three months ended March 31, 2020, the total primary sector production decreased to Ps.60.4 billion, or 4.9%, from Ps.63.6 billion in the same period in 2019. Within the primary sector production, the agricultural sector decreased by 6.3%, from Ps.38.9 billion in the three months ended March 31, 2019 to Ps.36.5 billion in the same period in 2020.

The following tables set forth Argentina’s primary production and growth for the period specified.

Primary Production

(in millions of pesos, at constant 2004 prices)

	Three months ended March 31,
	2019	2020
Agriculture, livestock and game	Ps. 38,931	Ps. 36,471
Fishing	2,268	1,578
Forestry, logging and related services	1,464	1,423
Mining and extractives (including petroleum and gas)	20,903	20,975

Total sector production	Ps. 63,566	Ps. 60,447

Source: INDEC and Ministry of Economy

Primary Production

(% change from same period in 2019, at constant 2004 prices)

Three months ended March 31, 2020
Agriculture, livestock and game	(6.3)%
Fishing	(30.4)
Forestry, logging and related services	(2.8)
Mining and extractives (including petroleum and gas)	0.3

Total sector production	(4.9)%

Source: INDEC and Ministry of Economy

Agriculture, Livestock, Fisheries and Forestry

For the three months ended March 31, 2020, Argentina’s agriculture, livestock, fisheries and forestry sector accounted for 6.3% of real GDP, and contracted by 7.5% in real terms compared to the same period in 2019.

Mining and Extractives (Including Petroleum and Gas Production)

Mining activity in Argentina accounted for 3.3% of real GDP in the three months ended March 31, 2020.

Secondary Production

In the three months ended March 31, 2020, total secondary sector production decreased to Ps.122.5 billion, indicating a contraction of 7.9% in real terms, as compared to a total secondary sector production of Ps.133.0 billion in the same period in 2019.

Manufacturing

In the three months ended March 31, 2020, the manufacturing sector accounted for 14.7% of real GDP.

For the three months ended March 31, 2020, the manufacturing sector contracted by 6.5% in real terms compared to the same period in 2019. This decrease was primarily driven by a 18.3% decrease in the manufacturing of non-metallic mineral products, base metals and their byproducts and a 22.1% decrease in textiles.

Construction

The construction sector accounted for 2.7% of real GDP in the three months ended March 31, 2020.

In the three months ended March 31, 2020, the construction sector contracted by 20.8% in real terms compared to the same period in 2019.

Electricity, Gas and Water

The electricity, gas and water sector represented a small fraction of the Argentine economy, accounting for 2.0% of real GDP in the three months ended March 31, 2020.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	Three months ended March 31,
	2019	2020
Production of electricity sector
Combined cycle	15,780	16,862
Hydraulic	9,406	8,120
Other(1)	7,740	10,367
Imports(2)	775	91
Total generation	33,701	35,439

Demand by economic sector
Industrial	9,038	8,735
Residential	13,916	15,327
Commercial	9,572	9,901
Exports	1,175	1,476
Total demand	33,701	35,439

(1) Includes diesel, wind, nuclear, gas, steam and solar energy.

(2) Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.

Source: INDEC, Ministry of Economy and Cammesa.

Services

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	Three months ended March 31,
	2019	2020
Wholesale and retail trade and repairs	Ps. 81,622	Ps. 76,340
Transportation, storage and communication services	55,762	52,738
Real estate, business and rental services	72,613	71,147
Education, social and health services	50,405	49,869
Financial services	26,240	24,704
Other community, social and personal services	18,188	16,874
Public administration	33,065	33,142
Hotels and restaurants	11,532	10,353

Other services	4,556	4,438

Total	Ps. 353,983	Ps. 339,607

Source: INDEC and Ministry of Economy.

Growth of Services Sector

(% change from same period in 2019, at constant 2004 prices)

Three months ended March 31, 2020
Wholesale and retail trade and repairs	(6.5)%
Transportation, storage and communication services	(5.4)%
Real estate, business and rental services	(2.0)%
Education, social and health services	(1.1)%
Financial services	(5.9)%
Other community, social and personal services	(7.2)%
Public administration	0.2%
Hotels and restaurants	(10.2)%
Other services	(2.6)%

Total	(4.1)%

Source: INDEC and Ministry of Economy.

In the three months ended March 31, 2020, the services sector contracted by 4.1% in real terms compared to the same period in 2019. This contraction was primarily driven by trade, hotels and restaurants. In the three months ended March 31, 2020, the services sector accounted for 54.0% of real GDP.

Role of the State in the Economy

State-Owned Entities

In May 2020, the chairman of Aerolíneas Argentinas, the country’s largest airline, announced that its affiliate Austral would be merged into Aerolíneas Argentinas.

Intervention Measures

On June 9, 2020, the Government provided for the intervention for sixty days of Vicentin S.A.I.C. (“Vicentin”), one of Argentina’s largest agro-industrial companies, in order to ensure the continuity of the company’s operations and the preservation of jobs and assets. The intervention was prompted by Vicentin filing for a reorganization proceeding on February 10, 2020 as a result of its inability to service payment obligations amounting to Ps.99.3 billion. In addition, the Government announced its intention to submit a bill to Congress to declare Vicentin as a company of public interest, which would therefore be subject to expropriation if such proposed expropriation bill is passed. As of the date of this Amendment, the Court in charge of Vicentin’s reorganization proceedings ruled to suspend the effects of the Vicentin’s intervention provided by the Government and named the individuals originally appointed as intervenors (interventores) by the Government as controllers (veedores) in accordance with the Argentine bankruptcy law. The Government has not yet submitted the expropriation bill to Congress, and is currently exploring different alternatives to address Vicentin’s situation.

Poverty and Income Distribution

According to INDEC, in May 2020, the cost of an essential food basket for households totaled Ps.17,876 monthly and the cost of an essential goods and services basket for households totaled Ps.43,080 monthly.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	For the three-month period ended March 31,
	2019		2020
Current Account	U.S.$	(3,544)	U.S.$	(444)
Trade of Goods and Services		766		2,913
Goods(1)		2,550		3,774
Credit		14,171		13,231
Debit		11,621		9,457
Services(2)		(1,784)		(862)
Credit		3,856		3,308
Debit		5,640		4,170
Primary Income (Earnings)		(4,588)		(3,671)
Employee Compensation		(20)		(21)
Investment Earnings		(4,568)		(3,650)
Direct Investment		(1,495)		(582)
Portfolio Investment		(2,320)		(2,238)
Other Investments		(846)		(868)
Reserve Assets		94		38
Secondary Income (Current Transfers)		279		314
Capital Account		32		25
Net external financial needs		(3,511)		(419)
Financial Account		(3,656)		(780)
Central Bank		(45)		(89)
Reserves		(45)		(1,089)
Liabilities		—		(1,000)
Deposit-Collecting Entities		(2,512)		(406)
Government		(801)		1,115
Other Sectors		(298)		(1,400)
Net Errors and Omissions		(145)		(361)
Memorandum Item
Transactions of Reserve Assets Change		(45)		(1,089)
Central Bank International Reserve Variation		401		(1,287)
Exchange Rate Adjustment	U.S.$	446	U.S.$	(198)

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In the three-month period ended March 31, 2020, the current account registered a U.S.$0.4 billion deficit, compared to a U.S.$3.5 billion deficit registered during the same period in 2019. The decrease in the deficit was mainly the result of a U.S.$2.9 billion surplus in the trade of goods and services account, compared to a U.S.$0.8 billion surplus recorded during the same period in 2019, mainly due to a U.S.$3.8 billion surplus in the trade of goods account in the three-month period ended March 31, 2020 compared to a surplus of U.S.$2.5 billion during the same period in 2019.

Trade of Goods

In the five-month period ended May 31, 2020, exports and imports of goods totaled U.S.$22.6 billion and U.S.$16.0 billion, respectively. As a result, Argentina’s trade surplus increased from U.S.$4.6 billion in in the five-month period ended May 31, 2019 to U.S.$6.6 billion in the same period in 2020.

In the five-month period ended May 31, 2020, exports of goods decreased by 11.5%, as compared to the same period in 2019. This decrease was mainly due to a 7.3% decrease in the volume of exports and a 4.5% decrease in the price of exports.

In the five-month period ended May 31, 2020, imports of goods decreased by 23.8%, as compared to the same period in 2019. This decrease was mainly due to a 19.4% contraction in the volume of imports and a 5.4% decrease in the price of imports.

Financial Account

In the three-month period ended March 31, 2020, the financial account recorded net inflows of U.S.$0.8 billion, a 78.7% decrease compared to the same period in 2019.

Deposit-Collecting Entities. In the three-month period ended March 31, 2020, deposit-collecting entities recorded net inflows of U.S.$0.4 billion, compared to net inflows of U.S.$2.5 billion in the same period in 2019.

Government. In the three-month period ended March 31, 2020, the non-financial public sector recorded net outflows of U.S.$1.1 billion, a U.S.$1.9 billion decrease compared to net inflows of U.S.$0.8 billion recorded during the same period in 2019. This decrease is mainly due to an increase in payments to non-residents, mainly under LECAPs, BONO DUAL 2020, and BONCER and a decrease in inflows of foreign currency driven by a lower participation of non-residents in debt auctions by the Republic.

Other Sectors. In the three-month period ended March 31, 2020, net inflows in other sectors totaled U.S.$1.4 billion, compared to net inflows of U.S.$0.3 billion in the same period in 2019.

As a result, the Central Bank’s foreign currency reserves decreased by U.S.$1.1 billion compared to the same period in 2019.

International Reserves

As of March 31, 2020, the gross international reserves assets of the Central Bank totaled U.S.$43.6 billion, compared to U.S.$66.2 billion as of March 31, 2019. As of June 26, 2020, the gross international reserve assets of the Central Bank totaled U.S.$43.2 billion, compared to U.S.$64.4 billion as of June 26, 2019.

MONETARY SYSTEM

Monetary Policy

As of June 1, 2020, the monetary policy rate stood at 38.0% compared to 55.0% as of December 30, 2019. Between April 1, 2020 and June 1, 2020, the Badlar private bank rate increased from 27.0% to 28.5%, the general rate for fixed term deposits in pesos between 30 and 44 days increased from 25.6% to 28.7% and the rate for personal loans decreased from 55.1% to 49.3%.

The aggregate increase of M1 between January 1 and April 30, 2020 was of Ps. 342.6 billion, compared to a decrease of Ps. 15.2 billion in the same period for 2019.

In April and May 2020, in response to the decrease in interest rates, the Central Bank took a series of measures to protect savings in pesos. In particular, it established a minimum interest rate equivalent to 70% of the LELIQ rate for fixed-term deposits of up to Ps.4.0 million and increased the rate of repos by almost 8 percentage points.

Inflation

The inflation rate for March and April 2020 published by INDEC as measured by the National CPI methodology stood at 3.3% and 1.5% respectively, and was mainly driven by increases in prices of education and telecommunication services. The inflation rate for May 2020 published by INDEC as measured by the National CPI methodology stood at 1.5% and was mainly driven by increases in prices of clothing and household equipment and maintenance, while inflation in prices for staples showed a decreasing trend. In May 2020, year-on-year inflation stood at 43.4%.

PUBLIC SECTOR FINANCES

Fiscal Results: Five-Month Period ended May 31, 2020

During the five-month period ended May 31, 2020, the primary fiscal deficit amounted to Ps. 636.1 billion as compared to a primary surplus of Ps. 36.8 billion during the same period in 2019. This variation was mainly due to revenues increasing at a slower pace than expenditures, which increased mainly due to larger outflows on account of social security, cash subsidies and transfers to the provinces, mainly to address the needs created by the COVID-19 outbreak. The Republic estimates that outflows on account of social security-related matters will continue to increase in 2020 given the Government’s initiatives in response to the COVID-19 outbreak. See “—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak.”

During the five-month period ended May 31, 2020, the financial deficit amounted to Ps. 899.0 billion compared to Ps. 219.5 billion during the same period in 2019, mainly due to an increase in the primary fiscal deficit (as described above) and in interest payments, which totaled Ps 262.9 billion during the five-month period ended May 31, 2020, compared to Ps.256.3 billion during the same period in 2019.

Foreign Exchange and International Reserves

Restrictions to the Foreign Exchange Market and other related measures

On May 12, 2020, the Comisión Nacional de Valores (National Securities Commission, or “CNV”) required mutual funds in pesos to invest at least 75% of their assets in financial instruments or securities issued in Argentina and exclusively denominated in pesos. In addition, the CNV introduced certain limits to the holding of foreign currency-denominated assets in the portfolios of open-ended mutual funds.

On May 25, 2020, the CNV passed a resolution establishing a five-day minimum holding period from the date foreign currency-settled securities are deposited in the acquirer’s account before selling them for foreign currency or transferring them to a clearinghouse abroad. The provision supplemented the minimum holding period which had already been put in place in September 2019. However, this limitation is not applicable to (i) purchases or sales of foreign currency-denominated securities for same foreign currency with, and in the same jurisdiction in, which they were purchased, and (ii) purchases of foreign-currency denominated securities with settlement abroad, and sales of foreign-currency denominated securities with settlement in Argentina.

On May 28 and June 11, 2020, the Central Bank introduced further foreign exchange regulations. In particular, the Central Bank’s prior approval is currently required to access the foreign exchange market to remit funds outside of Argentina for (i) the import and acquisition of goods abroad, (ii) other acquisitions of foreign currency for specific uses by Argentine residents and (iii) the payment of premiums, establishment of guarantees and settlement of interest rate hedge agreements for obligations outside Argentina validly declared by residents, among others; unless the requesting person files an affidavit stating that, as of the date of the access to the foreign exchange market, (A) (i) all of its holdings of foreign currency in Argentina are held in bank accounts and (ii) it does not hold available “liquid external assets” (e.g., holdings of foreign currency in cash, gold, balances in foreign bank accounts and other investments in foreign currency of immediately available funds, but excluding funds deposited in accounts abroad that constitute reserve funds or guarantees in connection with foreign financial indebtedness or derivatives transactions) in excess of U.S.$100,000; provided that the following liquid external assets can be deducted from such amount (x) funds used to make payments for which access to the foreign exchange market would be granted or transferred on behalf of a resident to the account of a local entity authorized to operate on the foreign exchange market, or (y) proceeds from exports of goods and services, export financings or the sale of non-financial non-produced assets that will be settled in the foreign exchange market within the applicable five-day period, or (z) proceeds from foreign borrowings not exceeding debt services of principal and interest in the following 120 calendar days; (B) the requesting person undertakes, no later than 5 business, to settle through the foreign exchange market any foreign-currency denominated funds received from the collection of (i) loans granted to third parties after May 28, 2020, (ii) term deposits funded after May 28, 2020, and (iii) sale of any kind of asset purchased after May 28, 2020.

Furthermore, until July 31, 2020, an authorization from the Central Bank is required to access the foreign exchange market to make principal payments under cross-border financial indebtedness entered into with related parties.

Additionally, until July 31, 2020, access to the foreign exchange market for payments of imports of goods or the prepayment of principal of debts arising from imports of goods, shall be subject to the Central Bank´s prior approval, unless:

a) an affidavit is filed stating that the total amount of payments for imports of goods effected in the course of 2020, including the payment for which they are requesting access to the foreign exchange market, does not exceed the amount that is computed for imports of goods in its name registered with the import payment monitoring system (SEPAIMPO) during 2020; and

b) the supporting documentation evidencing compliance with the remaining requirements established by the foreign exchange regulations is submitted to the intervening entity.

On June 25, 2020, the Central Bank announced that access to the foreign exchange market would be granted for additional transactions (including the purchase of critical medicines, COVID-19 detection kits, goods shipped after July 1, 2020, supplies for the local production of medicines, import payments in amounts lower than U.S.$1 million, or U.S.$3 million for imports of medicines, and other goods related to medical care or supplies necessary for their local production).

In addition, access to the foreign exchange market is subject to the submission of an affidavit (i) certifying that as of such date and during the last 90-day period the person acquiring the foreign exchange has not sold any securities for foreign currency or transferred securities to a clearinghouse abroad, and (ii) including an undertaking by such person not to conduct any such operations for a 90-day period after the date of such access.

PUBLIC SECTOR DEBT

Gross Public Debt

Pursuant to preliminary estimates, as of March 31, 2020 (i) the Republic’s total gross public debt, including Untendered Debt, amounted to U.S.$323.4 billion, representing an increase of 0.1% compared U.S.$323.1 billion as of December 31, 2019, (ii) 56.3% of total gross public debt was governed by local law and 43.7% of total gross public debt was governed by foreign law and (iii) 22.1% of total gross public debt was denominated in Pesos and 77.9% of total gross public debt was denominated in foreign currency.

Local Currency-Denominated Debt

From April 14, 2020 to the date of this Amendment, the Government conducted several auctions in pesos resulting in the issuance of zero coupon treasury notes maturing between June 16 and January 29, 2021 for a total aggregate amount of Ps.329.2 billion and BONCER maturing in 2021 and 2022 for a total aggregate amount of Ps.62.2 billion, BADLAR notes for a total aggregate amount of Ps. 49.4 billion and CER-linked discount treasury notes for a total aggregate amount of Ps.33.1 billion.

On April 14, 2020, the Government conducted an offer to exchange BONCER 2.25% maturing in 2020 in an amount of Ps.98,328 million for other instruments, which resulted in the delivery of discount treasury notes maturing in 2020 in an amount of Ps.33,002 million, CER-linked treasury notes maturing in 2020 in an amount of Ps.62,196 million, BONCER maturing in 2021 in an amount of Ps.125,330 million and BONCER maturing in 2022 in an amount of Ps.93,541 million.

In May 7 and May 15, 2020, the Government conducted two offers to exchange discount U.S. dollar-denominated Letes in an aggregate amount of U.S.$2,192.0 million and Bono Dual 2020 in an aggregate amount of U.S.$149.9 million, which resulted in the delivery of CER-linked treasury notes maturing in 2022, 2023 and 2024 in an amount of Ps.30,437 million, Ps.30,200 million and Ps.90,589 million, respectively.

The Republic expects to conduct two further auctions in pesos in July 2020.

Foreign Currency-Denominated Debt

Since assuming office on December 10, 2019, the Fernández administration has made interest payments to holders of foreign currency external bonds in an aggregate amount of U.S.$1.5 billion, making full use of the limit established by Congress when it authorized the Government to access the Central Bank’s international reserves with a view to permitting an orderly process to restore the sustainability of our external debt. These payments, together with the Republic’s continued interaction with investors since announcing the need to adjust the terms of our external debt to make it sustainable, evidence the Republic’s good faith and willingness to remain engaged with the international financial community.

On April 21, 2020, the Republic invited holders of certain of its foreign currency external bonds to exchange such bonds for new bonds. Additionally, the invitation contemplates the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities will be conclusive and binding on those holders that do not enter into the exchange offer. Since announcing the invitation, representatives of the Republic held several discussions with holders of such bonds relating to the terms of the invitation.

On April 22, 2020, the Republic withheld interest payments due and payable in respect of the Republic’s (i) 6.875% Bonds due 2021; 7.500% Bonds due 2026; and (iii) 7.625% Bonds due 2046. Holders of such bonds are among the holders invited to exchanged their bonds pursuant to the April 21, 2020 invitation. In addition, on June 28, 2020, the Republic withheld interest payments due and payable on the U.S. dollar-denominated 7.125% Bonds due 2117 and on June 30, 2020, the Republic withheld interest payments due and payable on the Euro-denominated Discounts due 2033 (English law) issued in 2005, the Euro-denominated Discounts due 2033 (English law) issued in 2010, the U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2005 and the U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2010.

On June 19, 2020, the Republic announced that it was extending the invitation period until July 24, 2020.

Debt Owed to Financial Institutions

CAF

The Corporación Andina de Fomento (or CAF) committed U.S.$4 billion to Argentina in an emergency financing aimed at mitigating the COVID-19 crisis in the country, to be disbursed over a four-year period.

Legal Proceedings

Litigation in Spain

On May 25, 2020, a Spanish lower court rejected a request for attachment by the plaintiff of the matter involving a German bondholder’s effort to enforce a German judgement against the Republic. The plaintiff has filed an application for review of the decision, which is pending. See “Public Sector Debt—Legal Proceedings—Litigation in Spain” in the Annual Report and “Public Sector Debt—Legal Proceedings—Litigation in Spain” in the Amendment No. 1 to the Annual Report.

GDP Warrant Litigation (United States and United Kingdom)

On June 8, 2020, the Republic filed a motion in U.S. District Court to dismiss the amended complaints for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013 that been filed by the plaintiffs on March 9, 2020. Plaintiffs have until August 24, 2020 to file their oppositions to the Republic’s motion to dismiss. The Republic has until September 21, 2020 to file a reply memorandum of law in further support of its motion to dismiss. On June 29 and 30, 2020, the Republic’s strike out and summary judgment application in U.K. court was heard by the court. As of the date of this Amendment, the decision of the court on that application was pending. See “Public Sector Debt—Legal Proceedings—GDP Warrant litigation (United States and United Kingdom)” in Amendment No. 1 to the Annual Report.

ICSID Arbitration

As of the date of this Amendment, there are six final outstanding awards issued by ICSID tribunals against Argentina totaling U.S.$804 million. There are six ongoing ICSID proceedings against Argentina, with five claims totaling U.S.$1.6 billion, and a sixth claim for an unspecified amount. There are two additional cases in which the parties agreed to suspend the proceedings pending settlement discussions, totaling U.S.$39 million.

All amounts described above are approximate and refer to principal damages claims, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On June 5, 2020, the District Court denied the motion to dismiss the Petersen and the Eton Park Entities’ complaints for forum non conveniens and asked the parties to confer and inform the Court how they wish to proceed with the case. On June 26, 2020, the plaintiffs and the defendants filed separate proposals in response to that request. See “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S” in the Annual Report and “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S” in Amendment No. 1 to the Annual Report.